SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         AMERICAN REPUBLIC REALTY FUND I
                            (Name of Subject Company)

                        Everest Management, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                             Everest Management, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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  Transaction Valuation: $2,301,300(1)    Amount of Filing Fee: $460.26
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 (1) Calculated as the product of the total Units available for purchase and the gross cash price per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Management, LLC ("Everest" or the "Purchaser"), a California limited liabiltiy copmany, dated May 9, 2006, to purchase ALL Units of limited partnership interests ("Units") not already held by Purchaser and its affiliates in AMERICAN REPUBLIC REALTY FUND I (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").

ITEM 11. ADDITIONAL INFORMATION.

         The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

         DETAILS OF THE OFFER

         7. Conditions of the Offer.

               Subsection (e) is hereby amended and restated in its entirety as follows:

               "(e) the General Partner or the Partnership shall have stated or otherwise indicated that it intends to refuse to process transfer requests submitted by Purchaser, to admit Purchaser as a substitute limited partner, or to limit Purchaser's rights under the Partnership Agreement, with respect to Units tendered;"

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2006


                                            EVEREST MANAGEMENT, LLC


                                            By:  /S/ DAVID I. LESSER
                                                 -------------------------
                                                 David I. Lesser
                                                 Executive Vice President